EXHIBIT 99.2

BRAZAURO RESOURCES CORPORATION

CONSOLIDATED FINANCIAL STATEMENTS
(In Canadian Dollars)

For the Three Months Ended April 30, 2010 and 2009

(Unaudited)

Reader’s Note: These interim consolidated financial statements for the three months ended April 30, 2010 of Brazauro Resources Corporation (“Brazauro” or the “Company”) have been prepared by management and have not been subject to review by the Company’s auditor.

Brazauro Resources Corporation
Consolidated Balance Sheets (Unaudited)
(In Canadian Dollars)

	April 30, 2010	January 31, 2010
Assets
Current assets:
Cash and cash equivalents	$4,596,819	$5,704,919
Accounts receivable	28,863	16,303
Prepaid expenses	17,558	26,557
Total current assets	4,643,240	5,747,779
Property and equipment:
Mineral properties and deferred expenditures (Note 2)	29,612,546	30,138,894
Equipment	169,794	141,756
Accumulated depreciation	(117,861)	(113,179)
Total property and equipment, at cost	29,664,479	30,167,471

Other assets	5,993	6,285
Total assets	$34,313,712	$35,921,535

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities	$599,520	$753,327
Asset retirement obligations	97,178	101,913
Total current liabilities	696,698	855,240

Shareholders’ equity
Common share capital, no par value:
Authorized shares - unlimited
Issued and outstanding shares – 93,197,320 (Note 3)	86,756,040	86,516,227
Contributed surplus	12,070,421	11,939,724
Deficit	(65,209,447)	(63,389,656)
Total shareholders’ equity	33,617,014	35,066,295
Total liabilities and shareholders’ equity	$34,313,712	$35,921,535

Approved on behalf of the Board of Directors.	Director: “Mark E. Jones, III”
Director: “Brian C. Irwin”
See accompanying notes.

Brazauro Resources Corporation
Consolidated Statements of Operations and Comprehensive Loss (Unaudited)
(In Canadian Dollars)

	Three Months Ended April 30,
	2010	2009
Expenses:
General and administrative (Note 6)	$900,275	$776,049
Finance charges	-	7,383
Write-down of mineral properties (Note 2)	929,848	-
Interest	-	6,523
Foreign exchange (gains) losses	2,890	(721)
	1,833,013	789,234
Other income:
Gain from sale of asset	7,741	-
Interest income	5,481	5,218
	13,222	5,218
Net loss before other comprehensive income	(1,819,791)	(784,016)
Unrealized income on marketable securities	-	(117,661)
Comprehensive loss	$(1,819,791)	$(901,677)
Basic and diluted net loss per share	$(0.02)	$(0.01)
Weighted-average number of shares outstanding	93,045,635	85,237,621

See accompanying notes.

Brazauro Resources Corporation
Consolidated Statements of Shareholders’ Equity (Unaudited)
(In Canadian Dollars)

	Common Shares		Contributed	Accumulated Other Comprehensive		Total Shareholders’
	Number	Amount	Surplus	Income (loss)	Deficit	Equity

Balance at January 31, 2009	85,237,621	$82,105,968	$10,105,066	$27,857	$(58,776,641)	$33,462,250
Issued for cash, net of share issue cost	7,659,699	4,556,623	-	-	-	4,556,623
Agent’s warrants cost	-	(146,364)	146,364	-	-	-
Stock-based compensation	-	-	1,688,294	-	-	1,688,294
Unrealized loss on marketable securities	-	-	-	(27,857)	-	(27,857)
Net loss for the year	-	-	-	-	(4,613,015)	(4,613,015)
Balance at January 31, 2010	92,897,320	86,516,227	11,939,724	-	(63,389,656)	35,066,295
Stock-based compensation	-	-	217,510	-	-	217,510
Issued on exercise of stock options	300,000	239,813	(86,813)	-	-	153,000
Net loss for the period	-	-	-	-	(1,819,791)	(1,819,791)
Balance at April 30, 2010	93,197,320	$86,756,040	$12,070,421	$-	$(65,209,447)	$33,617,014

See accompanying notes.

Brazauro Resources Corporation
Consolidated Statements of Cash Flows (Unaudited)
(In Canadian Dollars)

	Three Months Ended April 30,
	2010	2009
Operating activities
Net loss for the period	$(1,819,791)	$(784,016)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	13,159	9,998
Stock-based compensation	217,510	228,882
Write-down of mineral properties	929,848	-
Gains on sales of equipment	(7,741)	-
Interest	-	1,161
Changes in non-cash operating working capital:
Accounts receivable	(12,955)	137,412
Prepaid expenses	8,662	16,833
Deferred stock issuance costs	-	(12,147)
Accounts payable and accrued liabilities	(126,546)	(1,293)
Net cash used in operating activities	(797,854)	(403,170)
Investing activities
Mineral properties acquisition and exploration	(403,500)	(229,470)
Equipment and other	(28,983)	-
Net cash used in investing activities	(432,483)	(229,470)
Financing activities
Issuances of common shares	153,000	-
Repayment of notes payable	-	(1,244,500)
Net cash provided (used) in financing activities	153,000	(1,244,500)
Effect of exchange rate changes on cash	(30,763)	(8,565)
Net decrease in cash and cash equivalents	(1,108,100)	(1,885,705)
Cash and cash equivalents, beginning of period	5,704,919	6,021,592
Cash and cash equivalents, end of period	$4,596,819	$4,135,887

See accompanying notes.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)
(In Canadian Dollars)

April 30, 2010, and 2009

1. Basis of Presentation

Brazauro Resources Corporation (“the Company”) is engaged in the acquisition and exploration of mineral properties with the potential for economically recoverable reserves.  The accompanying unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements.  Accordingly, they do not include all of the information and footnotes required by Canadian generally accepted accounting principles for complete financial statements.  These interim unaudited consolidated financial statements should be read in conjunction with the Company’s financial statements and notes for the fiscal year ended January 31, 2010.  The Company assumes that the users of the interim financial information herein have read or have access to the audited financial statements for the preceding fiscal year and that the adequacy of additional disclosure needed for a fair presentation may be determined in that context.

In the opinion of management all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.  Operating results for the three month period ended April 30, 2010 are not necessarily indicative of the results that may be expected for the entire year ending January 31, 2011.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern.  The Company anticipates that cash and cash equivalents as of April 30, 2010 will be sufficient to satisfy the Company’s cash needs for general and administrative expenses, to pursue further exploration on its existing properties and to acquire and develop additional exploration prospects during the remaining three quarters of fiscal 2011. These consolidated financial statements do not include any adjustments that may be required in the event that the Company is unable to realize its assets and settle its liabilities in the normal course of operations.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements.  Actual results may differ from those estimates.

The nature of the Company’s operations results in significant expenditures for the acquisition and exploration of properties.  None of the Company’s properties have been proven to have economically recoverable reserves or proven reserves at the current stage of exploration.  The recoverability of the carrying value of mineral properties and deferred expenditures is dependent upon a number of factors including the existence of recoverable reserves, the ability of the Company to obtain financing to renew leases and continue exploration and development, and the discovery of recoverable reserves.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)
(In Canadian Dollars)

April 30, 2010, and 2009

2. Mineral Properties and Deferred Expenditures

The Company cannot guarantee title to all of its properties as the properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.  Certain of the mineral rights held by the Company are held under applications for mineral rights and, until final approval of such applications is received, the Company’s rights to such mineral rights may not materialize and the exact boundaries of the Company’s properties may be subject to adjustment.  The Company does not maintain title insurance on its properties.

Brazil Properties

Tocantinzinho Properties

In August 2003, the Company entered into an option to acquire exploration rights to a total of 28,275 hectares in the Tapajós gold district in Pará State, Brazil under an option agreement with two individuals (herein referred to as “optionors”).  The option agreement entitled the Company to acquire a 100% interest in the exploration rights to such area (referred to herein as the “Tocantinzinho Properties”) over a four-year period in consideration for the staged payment of $465,000 (U.S.), the staged issuance of 2,600,000 shares of the Company and the expenditure of $1,000,000 (U.S.) on exploration. The Company has made all payments due under the option agreement and has met the requirement to expend $1,000,000 (U.S.) on exploration.

Additionally, the option agreement required the Company to assume all existing obligations of the optionors to certain Brazilian residents in respect of the mineral rights to the Tocantinzinho Properties (the “Underlying Agreements”) totaling $1,600,000 (U.S.) over a four-year period.  The Company has made all payments due under the Underlying Agreements.

In fiscal 2006, the Company received exploration licenses in respect of the central 4,000 hectare area of the Tocantinzinho Properties on which it has been focusing its exploration efforts as well as for a 9,315 hectare area forming the north eastern and eastern boundary of the Tocantinzinho Properties.  Under the option agreement, the Company also holds rights to acquire two other applications for exploration licenses filed with the regulatory authorities in Brazil:  one covering 4,275 hectares that lies to the south of the central 4,000 hectare area and one (the “Extension Area”) covering 10,000 hectares that lies immediately to the east but continues well south of the central 4,000 hectare area.  The mineralized zone discovered by the Company on the Tocantinzinho Properties starts on the central 4,000 hectare area and extends eastward beyond the boundary of the central 4,000 hectare area into the Extension Area.  The Company is subject under DNPM regulations related to periodic renewal requirements for its exploration licenses, and certain of those exploration licenses’ initial three year terms expired during fiscal 2009.  The Company has complied with the renewal requirements on the Extension Area and the 4,275 hectare area, and in February 2009, the Company received the renovation on the exploration license in respect of the central 4,000 hectare area.

During fiscal year 2006, the Company became aware that Talon Metals Corp. (“Talon”, formerly BrazMin Corp.) also had applied for exploration licenses to areas of the Tocantinzinho Properties, including all of the area of the mineralized zone discovered by the Company that lies within the Extension Area.  In response, the Company undertook an extensive review of its title position.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)
(In Canadian Dollars)

April 30, 2010, and 2009

2. Mineral Properties and Deferred Expenditures (continued)

Brazil Properties (continued)

Tocantinzinho Properties (continued)

At the end of fiscal 2006, as a result of a title review by the Company, it came to the Company’s attention that a long dormant application for a mining license that covered the Extension Area had never been processed by the Departamento Nacional de Produção Mineral (“DNPM”) and was still valid.  According to advice from Brazilian counsel, the dormant application carried paramount title to the Extension Area.  The Company, through its subsidiary, Brazauro Recursos Minerais Ltda. (formerly Jaguar Resources do Brasil Ltda.), reached an agreement (“the Extension Area Agreement”) with the holder of such application, Mineração Cachambix Ltda. (“Cachambix”) to acquire its rights to obtain a mining license over the Extension Area, subject to receipt of confirmation from the DNPM of the continued validity of the application for the mining license and the completion of the assignment of the mining license to Brazauro Recursos Minerais Ltda. The Company made a payment of $150,000 (U.S.) to Cachambix in fiscal 2007 upon execution of the Extension Area Agreement.

In September 2006, the Company entered into an agreement (“the Title Consolidation Agreement”) with Talon whereby the Company would acquire the shares of Talon’s subsidiaries with interests in the area of the Tocantinzinho Properties, being Resource Holdings 2004 Inc. and its subsidiary, Empresa Internacional de Mineração do Brasil Ltda., in exchange for 13,150,000 shares of the Company.

On December 5, 2006, the DNPM published at the Brazilian Official Gazette that the application to which the Extension Area Agreement relates had been confirmed as the paramount title. The Company and Cachambix reached an agreement to modify the Extension Area Agreement in February 2007.  Under this modified agreement, the Company acquired all of the outstanding shares of Cachambix by payment of $850,000 (U.S.) plus its agreement to make two future payments of $1,000,000 (U.S.) each to be made to the former shareholders of Cachambix in February 2008 and 2009.  The Company’s obligation to make the future payments was secured by the Cachambix shares. The Company has made all the payments under the agreement.

In February 2007, under the terms of the Title Consolidation Agreement, the Company acquired Resource Holdings 2004 Inc. and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda., from Talon in exchange for 13,150,000 common shares of the Company and payment of $50,000 (U.S.).

The option agreement provides that the Optionors may be entitled to a sliding scale gross revenues royalty ranging from 2.5% for gold prices below $400 (U.S.) per ounce to 3.5% for gold prices in excess of $500 (U.S.) per ounce from production in respect of the mineral rights relating to the applications subject to the option agreement. Effective December 4, 2009, the Company entered into an amending agreement with the Optionors redefining the NSR royalty.  Under the amending agreement, the parties have agreed that the Company can buy down the royalty from 3.5 per cent to 1.5 per cent in two increments of 1 per cent each. The first payment of $2 million will be triggered by certain events including the exercise, if at all, by Eldorado Gold Corp. under its option/joint-venture agreement with the Company to acquire 60 per cent of the Tocantinzinho project, or failing such exercise, by completion of project financing, the making of a production decision or other specified events. The second payment of $3.5 million will be triggered by the making of a construction decision to proceed with the development of the Tocantinzinho project.  The amended royalty will cover all the ground referred to in the original agreement signed with the royalty holders in 2003, which encompasses the entire Tocantinzinho mineralized deposit.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)
(In Canadian Dollars)

April 30, 2010, and 2009

2. Mineral Properties and Deferred Expenditures (continued)

Brazil Properties (continued)

Tocantinzinho Properties (continued)

Under a separate option agreement, the Company held exploration permits for an additional 16,052 hectares adjacent to the western border of the above Tocantinzinho Properties.  The Company agreed to make payments totaling $300,000 (U.S.) over a period of approximately four years to an individual as a finder’s fee related to this 16,000 hectare property. This additional property is not subject to the option agreement and therefore is not subject to the royalty.  The Company received an exploration license from the Brazilian regulatory authority with respect to the additional 16,052 hectares in fiscal year 2005, which expired in October 2007.  The Company has applied for a new exploration license.

In July 2008, the Company reached an agreement with Eldorado Gold Corporation (“Eldorado”) and completed a private placement required as part of Eldorado’s earn-in on an option to acquire an initial 60% interest in the Tocantinzinho Properties.  The private placement consisted of the issuance of 8,800,000 units of the Company (the “Units”) to Eldorado at the price of $0.95 per Unit for proceeds of $8,360,000 and is discussed in Note 8 below.

To complete its earn-in of the option to acquire an initial 60% interest in the Company’s Tocantinzinho Properties, Eldorado is required to incur $9.5 million in expenditures on the Tocantinzinho Properties within 24 months or pay the cash equivalent to the Company.  Subject to completing the earn-in, Eldorado will be entitled to exercise the option to acquire an initial 60% in the Tocantinzinho Properties by paying $40 million to the Company. Conditional upon exercise of the first option, Eldorado will have a second option to acquire a further 10% interest exercisable after a construction decision has been made on the Tocantinzinho Properties by paying an additional $30 million, subject to increase to up to $40 million based on the proven and probable reserves outlined in the feasibility study, and a third option to acquire within two years of the construction decision a further 5% interest (for a total of 75%) by paying a further $20 million.  Eldorado has advised the Company that it has expended in excess of $9.5 million on the Tocantinzinho properties as of September 2009.

On February 25, 2009, the DNPM published in the Brazilian Official Gazette the renewal of the exploration license for the 4,000 hectares related to the central area for an additional period of three years. On May 20, 2009, the DNPM announced the issuing of an extra period of two years for the additional exploration at the 10,000 hectares related to the Extension Area.

Bom Jardim Properties

In fiscal 2007, the Company applied for exploration licenses with the DNPM for a total of approximately 38,096 hectares in Pará State located approximately 190 kilometers southwest of the city of Itaituba. The exploration licenses were granted by the DNPM in September 2007 for a period of three years.

On May 9, 2008, the Company and a third party entered into a letter of intent (“the LOI”) whereby the Company could acquire, subject to certain conditions including the execution of a definitive agreement, the Bom Jardim property consisting of approximately 22,700 hectares of concessions and application areas in the Tapajós region of Pará State, Brazil, subject to the back-in rights described below.  The Company was to issue $1,000,000 in common shares for the Bom Jardim Property.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)
(In Canadian Dollars)

April 30, 2010, and 2009

2. Mineral Properties and Deferred Expenditures (continued)

Brazil Properties (continued)

Bom Jardim Properties (continued)

The number of Company shares to be issued to the third party was to be calculated using a deemed price per share equal to the greater of the 30 day Volume-Weighed Average Price prior to closing or the Discounted Market Price (as defined in the TSX Venture Exchange Corporate Finance Manual) on the day prior to the date of the LOI (being $0.48).  The parties agreed to negotiate a definitive agreement governing the terms of the transaction in detail, which was anticipated to be executed during 2009 after the satisfaction of certain conditions of both parties, including board and regulatory approvals of the transaction and satisfactory due diligence.  Completion of the acquisition was conditional on the completion of the reorganization by the third party of the corporate structure within which the Bom Jardim Property is presently held.  On closing, the Company would acquire the subsidiary of the third party that holds all of the outstanding shares (or quotas) of the Brazilian “limitada” in which the Bom Jardim Property was to be held in exchange for the Company shares.

The third party was to have the one-time option, two years after closing the sale of the Bom Jardim Property, to back-in to earn a 60% interest in the Company indirectly holding the Bom Jardim Property by spending on the Bom Jardim Property, over the next three years, an amount equal to two times the expenditures made by the Company on the Bom Jardim properties from closing to the second anniversary of closing.  If the third party elected not to back-in, the third party was to be entitled to a 2% Net Smelter Return Royalty on the Bom Jardim Property.  If the third party acquired the 60% interest, it would have had the further option to increase its interest to 70% by either completing and delivering a bankable feasibility study in respect of the Bom Jardim Property or by spending a further $10 million on the Bom Jardim Property over the succeeding three year period.  Thereafter, the parties were to contribute proportionately to further expenses.  The Company was to have the option to request the third party to lend to the Company sufficient funds to meet the Company’s share of the cost of placing the Bom Jardim Property into production, in which case the third party’s interest will be increased to 75%.

In January 2009, after efforts to reach a definite agreement were not successful, the Company notified the third party that as contemplated on the LOI, both parties’ obligations were terminated.

In May 2010, the Company decided to abandon certain mineral claims in the Bom Jardim area due to poor exploration results. As a result, the property was written-down by $929,848 as of April 30, 2010.

Piranhas Properties

In July 2008, the Company entered into an option agreement under which it may acquire the mineral rights to the 19,899 hectare Piranhas Property, located in Pará State, Brazil.  The Company has an option to earn 100% of the Piranhas Property, with no residual production royalty obligations, by payment of a total of BR$1,800,000 (Brazilian Reals) over three years.  An initial payment of approximately US$11,000 was made in July 2008. Advance payments in the amount of approximately US$8,800 were made during fiscal 2010. The remaining payments under the option agreement total approximately BR$1,770,000 and are due as follows (all amounts are in Canadian dollars based on the exchange rate as of January 31, 2010):  $31,000, $63,000, $91,000 and $727,000, due in fiscal years  2011, 2012,  2013 and 2014, respectively.  The Company can terminate the option agreement at any time without further obligation. In November 2009, the Company applied for the exploration licenses to the 19,899 hectare Piranhas Property.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)
(In Canadian Dollars)

April 30, 2010, and 2009

2. Mineral Properties and Deferred Expenditures (continued)

Brazil Properties (continued)

Piranhas Properties (continued)

In August 2009, the Company entered into another option agreement under which it may acquire the mineral rights to an additional 7,229 hectare property in the Piranhas area. The property has an exploration license granted by the DNPM in September 2009. The Company has an option to earn a 100% interest in this property, with no residual production royalty obligations, by payment of a total of BR$700,000 over three years. An initial payment of BR$20,000 was made in September 2009. The remaining payments under the option agreement are due as follows (all amounts are in Canadian dollars based on the exchange rate as of January 31, 2010): $23,000, $40,000, and $326,000, due in fiscal years 2011, 2012 and 2013, respectively. The Company can terminate the option agreement at any time without further obligation.

In December 2009, the Company entered into another option agreement under which it may acquire the mineral rights to an additional 7,404 hectare property in the Piranhas area. The Company has an option to earn a 100% interest in this property, by payment of a total of BR$2,500,000 over three years. An initial payment of approximately $42,000 (BR$75,000) was made in January 2010. The remaining payments under the option agreement are due as follows (all amounts are in Canadian dollars based on the exchange rate as of January 31, 2010): $100,000, $157,000, and $1,128,000, due in fiscal years 2011, 2012 and 2013, respectively. The vendor will retain a 0.5% net smelter royalty, which the Company can repurchase for BR$3,000,000. The Company can terminate the option agreement at any time without further obligation. In December 2009, the Company applied for the exploration licenses to the 7,404 hectare area in the Piranhas Property.

Agua Branca Property

In August 2009, the Company entered into a non-binding letter of intent with Talon Metals Corp. (“Talon”) to option the Agua Branca property from Talon’s Brazilian subsidiary.  Agua Branca consists of approximately 9,356 hectares of exploration licenses in the Tapajos region of Para state, Brazil.

The non-binding letter of intent contemplates that, after due diligence by the Company was completed, the parties will enter into a definitive option agreement under which the Company may acquire 100 per cent of the property in consideration for option payments of US$60,000 on signing of the agreement with an additional US$60,000 due upon publication of the exploration licenses by the Brazilian National Department of Mineral Production (“DNPM”) which was expected on or before February 26, 2010 (extended to June 29, 2010), US$130,000 on or before December 31, 2010, and US$1,870,000 in two years from the date of the definitive agreement. To maintain the option, the Company has to spend at least US$500,000 on the property in each of the first two years which includes at least 2,000 meters of core drilling in the first year. In addition, the Company will assume all existing commercial obligations on the property. The vendor will retain a 2% net smelter royalty, which the Company can repurchase for US$2,000,000. Effective December 10, 2009, the Company and Talon entered into a definitive agreement on the terms described above.

On May 2010, the DNPM published in the Brazilian Official Gazette the renewal of Agua Branca Exploration Licenses for an additional period of three years.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)
(In Canadian Dollars)

April 30, 2010, and 2009

2. Mineral Properties and Deferred Expenditures (continued)

Brazil Properties (continued)

Andorinhas Property

The Company also holds three exploration licenses for a total of 28,720 hectares in the Andorinhas property. This property is located close to the mouth of the Crepori River and lies in another important gold belt in the Tapajós, the north-south trending Ouro Roxo-Canta Galo mega shear zone.

Arkansas Properties

The Company maintained interests in several Arkansas Properties during the period from fiscal 1993 through fiscal 2003.  In December 2002, based upon the cumulative exploration results obtained on the Arkansas Properties, the Company made the decision to cease operations in Arkansas.

The Company recorded a reserve for leasehold reclamation costs during fiscal 2004 of approximately $143,000, representing the estimated costs of the Company’s obligation to restore the Arkansas properties to their original condition   prior  to  lease  expiration  and  to  perform  reclamation  activities  as  required  by  Arkansas  regulatory authorities.  The Company performed reclamation activities during fiscal 2004 to 2007 and expects to complete the restoration during fiscal 2011.

Mineral properties and deferred expenditures were as follows:

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 Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)
(In Canadian Dollars)

April 30, 2010, and 2009

Mineral properties and deferred expenditures were as follows:	Balance at January 31, 2010	Additions	Impaired/ Write-Offs	Balance at April 30, 2010
Brazilian Properties
Tocantinzinho Properties:
Acquisition costs	$20,686,626	$-	$-	$20,686,626
Exploration costs:
Drilling	3,893,127	-	-	3,893,127
Field expenses	2,472,339	-	-	2,472,339
Geological	773,885	64,517	-	838.402
Assay	399,414	-	-	399,414
Total exploration costs	7,538,765	64,517	-	7,603,282
Total Tocantinzinho Properties	28,225,391	64,517	-	28,289,908
Bom Jardim Properties:
Acquisition costs	72,709	-	58,167	14,542
Exploration costs:
Field expenses	650,768	-	520,614	130,154
Geological	369,842	-	295,874	73,968
Assay	68,991	-	55,193	13,798
Total exploration costs	1,089,601	-	871,681	217,920
Total Bom Jardim Property	1,162,310	-	929,848	232,462
Piranhas Properties:
Acquisition costs	74,634	-	-	74,634
Exploration costs:
Field expenses	278,166	1,818	-	279,984
Geological	122,872	-	-	122,872
Assay	17,082	-	-	17,082
Total exploration costs	418,120	1,818	-	419,938
Total Piranhas Property	492,754	1,818	-	494,572
Agua Branca Property:
Acquisition costs	63,258	-	-	63,258
Exploration costs:
Drilling	-	14,804	-	14,804
Field expenses	142,735	254,931	-	397,666
Geological	9,966	45,263	-	55,229
Assay	-	22,167	-	22,167
Total exploration costs	152,701	337,165	-	489,866
Total Agua Branca Property	215,959	337,165	-	553,124
Andorinhas Property:
Acquisition costs	10,539	-	-	10,539
Exploration costs	31,941	-	-	31,941
Total Andorinhas Property	42,480	-	-	42,480
Total acquisition costs	20,907,766	-	58,167	20,849,599
Total exploration costs	9,231,128	403,500	871,681	8,762,947
Total costs	$30,138,894	$403,500	$929,848	29,612,546

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)
(In Canadian Dollars)

April 30, 2010, and 2009

3.  Share Capital

The Company’s authorized share capital consists of unlimited number of common shares without par value.

In November 2009, the Company closed a private placement of 7,659,699 units at $0.65 per unit for gross proceeds of $4,978,804.  The Company paid brokerage cash commission on the placement of $308,867 plus additional share issuance costs totaling $113,315.  Each unit consists of one common share and one half of one share purchase warrant.  Each of the 3,829,849 warrants would entitle the holder to purchase one additional common share of the Company at $1.00 until May 3, 2011. Additionally, brokerage agents received 475,180 agent’s warrants, entitling the holder to purchase one additional unit of the Company at $0.65 until May 3, 2011; each unit consists of one common share and one half of one share purchase warrant (the “underlying warrant”), entitling the holder to purchase one additional common share of the Company at $1.00 until May 3, 2011. The fair value of the 475,180 agent’s warrants and 237,590 underlying warrants, $109,135 and $37,229, respectively, were recorded as an increase to contributed surplus and a decrease to common shares and was calculated using the Black-Scholes model with the following assumptions:  expected dividend yield, 0%; expected volatility, 86%; risk-free interest rate, 1.28%; expected life of warrants, approximately 1.5 years.

In July 2008, the Company closed a private placement with Eldorado by the issuance of 8,800,000 units of the Company at the price of $0.95 per unit for gross proceeds of $8,360,000.  The Company paid stock issuance costs totaling $38,200.  Each unit consists of one common share and one-half of one non-transferable share purchase warrant.  Each of the 4,400,000 warrants is exercisable to acquire one additional common share at a price of $1.30 per share until January 24, 2010. In January 2009, the Company received approval from the TSX Venture Exchange to amend the 4,400,000 warrants to extend the expiry date to January 24, 2011 and to reduce the exercise price to $1.00. The fair value of the 4,400,000  amended  warrants of $444,738 was recorded as an increase to contributed surplus and a decrease to common shares and was calculated using the Black-Scholes model with the following assumptions:  expected dividend yield, 0%; expected volatility, 100%; risk-free interest rate, 1.3%; expected life of warrants, 2 years.

In March 2007, the Company closed a private placement of 9,253,333 units at $0.90 per unit for gross proceeds of $8,328,000.  The Company paid brokerage cash commission on the placement of $372,960 plus additional share issuance costs totaling $48,610.  Each unit consists of one common share and one half of one share purchase warrant.  Each of the 4,626,666 warrants would entitle the holder to purchase one additional common share of the Company at $1.60 until March 22, 2008. In February 2008, the Company received approval from the TSX Venture Exchange to amend the 4,626,666 warrants to extend the expiry date to March 22, 2009 and to reduce the exercise price to $1.25. In January 2009, the Company received approval from the TSX Venture Exchange to further amend the 4,626,666 warrants to extend the expiry date to March 22, 2010 and to reduce the exercise price to $1.00. The fair value of the 4,626,666 amended warrants of $577,822 was recorded as an increase to contributed surplus and a decrease to common shares and was calculated using the Black-Scholes model with the following assumptions:  expected dividend yield, 0%; expected volatility, 97%; risk-free interest rate, 2.2%; expected life of warrants, approximately 1 year. All of the 4,626,666 warrants expired unexercised in March 2010.

On March 22, 2010, a total of 300,000 common shares were issued as a result of exercise of the same number of stock options with an exercise price of $0.51. The Company received exercise proceeds totaling $153,000.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)
(In Canadian Dollars)

April 30, 2010, and 2009

4. Stock Options

The Company maintains a stock option plan for its directors, officers and employees and may issue up to 13,000,000 options. Under the terms of the plan, the exercise price of each option equals the closing market price of the Company’s stock on the date of grant.  Any consideration paid by the optionee on the exercise of options is credited to share capital. Options granted are subject to vesting requirements (generally, 25% on the date of grant and 12.5% on each quarter end thereafter) and have a term of five years.

In April 2009, a total of 2,050,000 options were granted to directors, officers, employees and consultants of the Company with an exercise price of $0.55 and an expiration date of April 24, 2014.  In October 2009, a total of 500,000 options were granted to the president of the Company with an exercise price of $0.70 and an expiration date of October 1, 2014. Additionally, in November 2009, a total of 1,000,000 options were granted to the president of the Company with an exercise price of $0.59 and an expiration date of November 25, 2014. In December 2009, a total of 2,355,000 options were granted to directors, officers, employees and consultants of the Company with an exercise price of $0.75 and an expiration date of December 15, 2014.

In the first quarter of fiscal 2011, a total of 670,575 options expired unexercised.  As of April 30, 2010, the Company had a total of 9,731,059 common stock options outstanding at prices ranging from $0.50 to $2.00 with expiration dates from July 2010 to December 2014.

The following table summarizes information about stock options outstanding at April 30, 2010:

Range of Exercise Price	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life in Years	Number of Options Exercisable	Weighted Average Exercise Price Of Options Exercisable
$0.50 to $0.55	3,420,000	$0.55	3.5	2,907,500	$0.55
$0.57 to $0.85	4,555,000	$0.69	4.1	4,305,000	$0.69
$1.30 to $2.00	1,756,059	$2.00	0.2	1,756,059	$2.00
	9,731,059			8,968,559

5.  Stock-Based Compensation

Stock-based compensation related to options granted to employees and non-employees increased the following expenses in the consolidated financial statements of the Company in the three months ending April 30, 2010 and 2009 as follows:

	Three Months Ended April 30,
	2010	2009
Salaries	$217,510	$218,063
Consulting	-	10,819
	$217,510	$228,882

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)
(In Canadian Dollars)

April 30, 2010, and 2009

5.  Stock-Based Compensation (continued)

These amounts have also been recorded as contributed surplus on the consolidated balance sheets.

The fair value of each option granted has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Three Months Ended April 30,
	2010	2009
Expected dividend yield	-	0%
Expected volatility	-	89%
Risk-free interest rate	-	1.35%
Expected life	-	3.5 years
Weighted average fair value of options granted	-	$0.33

6. General and Administrative Expenses

General and administrative expenses consist of the following:

	Three Months Ended April 30,
	2010	2009
Consulting fees	$105,301	$72,348
Depreciation	13,159	9,998
Entertainment	8,834	13,498
Insurance	6,702	7,245
Office	78,517	31,054
Professional fees	49,107	98,614
Rent	26,854	11,925
Repairs and maintenance	1,483	1,069
Salaries	508,330	445,617
Shareholder relations	36,109	27,767
Travel	65,879	56,914
Total	$900,275	$776,049

7.  Related Party Transactions

During the first quarter of fiscal 2011 and fiscal 2010, the Company paid consulting fees of $30,000 and $30,000 respectively to directors for advisory services, and paid directors’ fees of $6,750 and $3,000, respectively, to directors for advisory services.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)
(In Canadian Dollars)

April 30, 2010, and 2009

8.  Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”)

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in some respects from United States GAAP (“US GAAP”).  The material differences in respect to these financial statements between Canadian and United States GAAP, and their effect on the Company’s financial statements, are summarized below.

Mineral Properties and Deferred Expenditures
Under Canadian GAAP, companies have the option to defer and capitalize mineral exploration expenditures on prospective properties until such time as it is determined that further work is not warranted, at which point property costs would be written off.  Under United States GAAP, all exploration expenditures are expensed until an independent feasibility study has determined that the property is capable of commercial production.  At this stage, the Company has not yet identified economically recoverable reserves on any of its properties.

The significant differences in the consolidated statements of operations relative to US GAAP were:

	Three months ended April 30,
	2010	2009
Net loss in accordance with Canadian GAAP	$(1,819,791)	$(784,016)
Deduct:
Deferred exploration expenditures capitalized during the period	(403,500)	(224,599)
Add:
Deferred exploration expenditures written off in the period	871,681	-

Net loss in accordance with United States GAAP	$(1,351,610)	$(1,008,615)

Basic and diluted net loss per share (United States GAAP)	$(0.01)	$(0.01)

Weighted average shares outstanding (United States GAAP)	93,045,635	85,237,621

The significant differences in the consolidated balance sheets relative to US GAAP were:

	April 30,	January 31,
	2010	2010

Shareholders’ equity – Canadian GAAP	$33,617,014	$35,066,295
Deferred exploration expenditures	(8,762,947)	(9,231,128)

Shareholders’ equity – United States GAAP	$24,854,067	$25,835,167

Mineral properties and deferred exploration expenditures – Canadian GAAP	$29,612,546	$30,138,894
Deferred exploration expenditures expensed per United States GAAP	(8,762,947)	(9,231,128)

Acquisition costs of mineral properties – United States GAAP	$20,849,599	$20,907,766

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)
(In Canadian Dollars)

April 30, 2010, and 2009

8.  Differences Between Canadian and United States Generally Accepted Accounting Principles (“GAAP”) (continued)

The significant differences in the consolidated statements of cash flows relative to US GAAP were:

	Three months ended April 30,
	2010	2009
Net cash used in operations
Canadian GAAP	$(797,854)	$(403,170)
Deferred exploration expenditures	(403,500)	(229,470)
US GAAP	(1,201,354)	(632,640)

Net cash provided by (used in) investing activities
Canadian GAAP	(432,483)	(229,470)
Deferred exploration expenditures	403,500	229,470
US GAAP	(28,983)	-

Net cash used in financing activities
Canadian GAAP and US GAAP	$153,000	$(1,244,500)

Warrants Issued

Under United States GAAP, the fair value of the 3,829,849 (2009 - 4,400,000) warrants issued in the private placement in fiscal 2010 would be recorded as an increase in Warrants of $742,800 (2009 - $340,700) in Shareholders’ Equity as of April 30, 2010, and Common Share Capital would be reduced by $742,800 (2009 - $340,700) as of April 30, 2010.  The fair value of the warrants was calculated using the Black-Scholes model with the following assumptions: expected dividend yield, 0% (2009 – 0%); expected volatility, 99% (2009 - 84%); risk-free interest rate, 1% (2009 - 3%); expected life of warrants, 1.5 years (2009 – 1.5 years).

As discussed in Note 3, in fiscal 2009, the Company amended the 9,026,666 warrants outstanding.  Under United States GAAP, the fair value of the amended warrants would increase Common Share Capital by $237,000, decrease Contributed Surplus by $1,022,560, and increase Warrants by 785,560.

The cumulative effects under United States GAAP on Shareholders’ Equity as of April 30, 2010 are as follows: Common Share Capital would decrease by $1,328,400 to $85,427,640, Contributed Surplus would decrease by $1,022,560 to $11,047,861 and Warrants would increase by $2,350,960 to $2,350,960.

9.  Subsequent Event

On May 11, 2010, Brazauro Resources Corporation (“Brazauro”) entered into an agreement with Eldorado Gold Corporation (“Eldorado”), in which Eldorado would acquire, by way of court approved Plan of Arrangement (the “Arrangement”), the issued and outstanding shares of Brazauro not held by Eldorado. Each share of Brazauro not held by Eldorado would be exchanged for 0.0675 of a share of Eldorado plus one third of a share of a new exploration company. Eldorado’s outstanding warrants to purchase Brazauro shares will be cancelled and Brazauro’s remaining unexercised options and warrants will be exercisable for Eldorado shares on substantially identical terms, adjusted in respect of exercise price and number, on the same exchange ratio being offered for the shares of Brazauro.

Brazauro Resources Corporation

Notes to Interim Consolidated Financial Statements (Unaudited)
(In Canadian Dollars)

April 30, 2010, and 2009

9.  Subsequent Event (continued)

Through the Arrangement, Eldorado would acquire Brazauro’s flagship Tocantinzinho project as well as the Agua Branca and Piranhas properties. The remaining exploration assets of the Company will become assets of a newly incorporated company and all holders of the Company’s shares, except Eldorado, would receive one third of a share of the new company for each share held of the Company. In addition, Eldorado will provide $10 million in funding to the new company upon the closing of the transaction.

The Arrangement has been approved by the board of directors of Brazauro and the arrangement is subject to, among other things, the final approval of the British Columbia Supreme Court, receipt of all necessary regulatory approvals, the approval by at least 66-2/3 per cent of the votes cast by the holders of common shares of Brazauro, at least 66-2/3 per cent of the votes cast by holders of options and warrants of Brazauro and shareholders, the approval by a simple majority of shareholders (excluding Eldorado and any other shareholders excluded by Multilateral Instrument 61-101), and the satisfaction or waiver of other conditions precedent to the arrangement. The hearing in respect of the final order to approve the arrangement is currently scheduled to take place on or about July 16, 2010, with the completion of the arrangement to occur no later than July 20, 2010.

In May 2010, the Company decided to abandon certain mineral claims in the Bom Jardim area due to poor exploration results. As a result, the property was written-down by $929,848 as of April 30, 2010.